Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

May 4, 2018

BY EDGAR TRANSMISSION

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Gold Trust (n/k/a SPDR® Gold MiniShares Trust)
Registration Statement on Form S-1
Filed November 30, 2017
File No. 333-221842

Dear Ms. McManus:

This letter is submitted by World Gold Trust (formerly, World Currency Gold Trust) (the “Trust”) in response to your letter dated December 18, 2017, relating to the above referenced filing (the “Filing”) by the Trust. Concurrently with the submission of this letter, the Trust is filing Amendment No. 1 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Trust’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Before responding to the specific comments provided by the Staff, it may be useful to summarize some significant differences in the disclosure set forth in Amendment No. 1 from that set forth in the Filing:

1.	The name of the Trust has changed from “World Currency Gold Trust” to “World Gold Trust.” Accordingly, references to the Trust have been updated, as appropriate, to reflect this change.

Almaty    Astana    Beijing    Boston    Brussels     Chicago    Dallas    Dubai    Frankfurt    Harrisburg    Hartford    Houston    London     Los Angeles    Miami    Moscow

New York    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Santa Monica    Silicon Valley    Tokyo    Washington    Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 4, 2018

2.	The name of the Fund has changed from “The Gold Trust” to “SPDR® Gold MiniShares Trust.” Accordingly, references to the Fund have been updated, as appropriate, to reflect this change.

3.	The Registration Statement has been updated to reflect that the Sponsor has a new Chief Financial Officer and Treasurer.

4.	The Registration Statement has been updated to reflect that State Street Global Advisors Funds Distributors, LLC will serve as the Fund’s Marketing Agent.

General

1.	We note that you have filed applications under Rule 19b-4 of the Securities Exchange Act of 1934. Please note that the registration statement may not go effective until the Trust receives the 19b-4 orders. Please revise your registration statement, as appropriate, to address any comments issued regarding your applications.

RESPONSE: The Trust confirms that (i) the Securities and Exchange Commission issued a 19b-4 order with respect to The Gold Trust on October 23, 2017; and (ii) the Registration Statement has been revised, as appropriate, to address comments issued regarding the Trust’s application (as amended) under Rule 19b-4.

Description of Key Service Providers, page 32

2.	We note your revised disclosure in response to comment 6 that the officers and properly designated representatives of the Sponsor and the independent public accountants may examine the Gold Bullion held by the Custodian. Please revise your disclosure to specify whether these parties have any obligation to verify the Fund’s holdings.

RESPONSE: The requested change has been made.

***

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 4, 2018

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours, /s/ Christopher D. Menconi Christopher D. Menconi

cc:	Joseph R. Cavatoni, WGC USA Asset Management Company, LLC
Gregory S. Collett, WGC USA Asset Management Company, LLC